Sit Investment Associates

Mutual Funds Newsletter

Spring 2020

Municipal Bonds Under Pressure

Municipal bonds underwent some extreme price fluctuations in the first quarter, but credit defaults were not the core issue. Instead, severe changes in investor demand within the municipal marketplace put both upward and downward pressure on prices during the quarter. Yields on municipals have now climbed significantly in recent weeks and may offer mid- to long-term investors opportunity to add tax-exempts to their portfolio.

Demand for municipal bonds was significant at the start of the year as investors poured over $25 billion into this market through February driving prices ever higher as new issue supply remained subdued. Yields move in the opposite direction, so yields dropped to historically low levels. At the time, the coronavirus (COVID-19) was touching the shores of the U.S., but hardly impacting the economy.

The turning point came in mid-March as COVID-19-related stresses began quickly impacting the economic outlook. Heavy selling pressures applied stress to the entire municipal bond market, but especially high-yield municipal securities. In one week alone, ETF, mutual fund managers and other investors attempted to sell about half of those year-to-date inflows. On the flip side, buyers were a lot lighter in number, and this supply/demand imbalance caused significant price drops for municipal bonds. Greater detail on the municipal bond market turmoil and other economic issues can be found on the next two pages of this publication.

Demand and supply have since moved to a more amicable balance, but risks remain as the COVID-19 situation unfolds in the coming weeks and months. On the plus side, governments around the world have implemented aggressive stimulus actions to help their economies weather the effects of the slowdown, but it is unknowable as to how long or exactly how severe it may be.

Another positive aspect is that municipal bonds have historically had low default rates, and current credit profiles of most municipal bond issuers remain stable and strong. As mentioned, yields have also risen on longer-term municipal bonds making them a bit more attractive due to the higher income levels available in the marketplace. Investors need to factor in their risk tolerance and ability to assume risk along with their individual time horizons to determine if adding tax-exempts to their portfolio is an attractive choice.

The 30-Day SEC Yields on Sit Tax-Free Income Fund and Sit Minnesota Tax-Free Income Fund as of March 31, 2020 were 2.00% and 2.39%, respectively; taxable equivalent yields are well over 3% and 4%, respectively, for investors in the highest income tax brackets. Please call 800-332-5580 or visit our website at www.sitfunds.com for more information.

Move Money Faster

Electronic funds transfer enables shareholders to move money between their Sit Funds accounts and banks within a day or two. This can be a very convenient option for your Sit Funds account, especially in challenging times such as the current COVID-19 virus. While regular mail service is still available through the U.S. postal service, there can inevitably be disruptions due to temporary facility closures and alterations made to processing procedures or operations.

Transactions move quickly; shareholders placing withdrawals from their Sit Funds account typically receive proceeds at their bank within one or two business days. If adding to their mutual funds, shares are purchased on the following business day. Trades may be placed online or by calling an investor services representative. Please note that initial set up takes ten calendar days to validate and complete the link between a Sit Funds account and bank or credit union.

To add this option, please call 800-332-5580 (say "representative" to bypass the automated phone system) or visit our website at www.sitfunds.com and click on "Forms and Publications" to get the Bank Authorization Form.

Service Continues in Challenging Times

Sit Mutual Funds has implemented our work-from-home procedures to do our part to support virus mitigation efforts. Employees are working from home, and we are fully operational – effectively helping clients make investment decisions, executing and settling trades, maintaining shareholder records, and communicating with clients.

During this period, we have three primary goals: 1) Do what we can to protect the health and well-being of our colleagues and their families, 2) Continue to research and actively manage investment portfolios pursuant to our clients' objectives, and 3) Serve clients by staying focused on their long-term goals.

Conditions are changing quickly, and it is possible that receipt of mail through the United States Postal Service could at times be delayed. One convenient option for shareholders is to conduct transactions online at www.sitfunds.com and select the Account Access option under the Account Management drop-down menu at the top of the page.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and Chief Investment Officer*



The coronavirus (COVID-19) continues to wreak havoc on health and well-being, economy, and financial markets, and it is inevitable that the U.S. and world economies will experience a recession, which financial markets have been anticipating. Equity markets have experienced over a 30% decline from highs in mid-February, and the volatile bond market has lagged record low yields. What remains in question is how deep and how prolonged the recession will be. While we believe the consensus thinking is that the recession will be deep and prolonged, we do not forecast such a dire scenario.

We anticipate a material economic slowdown that should reaccelerate once the coronavirus is contained. At the end of 2019 and prior to the coronavirus outbreak, U.S. and global economies were on solid footing with growth estimated in the +2.0% to +2.5% range. Positive tailwinds included the signing of the U.S.-China Phase I trade deal, resolution of Brexit, pro-growth U.S. tax reform, and accommodative global monetary policies. We believed that these tailwinds could more than offset the headwinds of residual impacts from the U.S.-China trade tariffs, Hong Kong protests, 2020 U.S. presidential election, Iranian conflict, and Boeing 737 Max manufacturing stoppage. The coronavirus' negative impact is now overwhelming all other factors and, we believe, will reduce global GDP materially, but will not lead to a deep, prolonged recession.

Encouragingly, global policymakers' recent extraordinary actions reflect their understanding of this risk. Global central banks and governments have implemented aggressive stimulus measures to help prevent a prolonged downturn. The Federal Reserve launched an unlimited quantitative easing program to aid companies and municipalities; the European Central Bank announced a €750 billion private and public purchase program to help keep economies going and financial markets functioning normally; and the U.S. government finalized a $2.6 trillion relief program. There is likely more to come.

While it is impossible to call a market bottom, the already meaningful market downdraft is providing intermediate and long-term investment opportunities.

We expect markets to improve long before an economic recovery materializes. It is very possible that markets will recover once there is belief that the number of new coronavirus cases has plateaued and that there is "light at the end of the tunnel." Predicting the exact timing of the reversal is extremely difficult, but we think that investors should maintain diversified portfolios of high-quality stocks and bonds underpinned by strong fundamentals. This provides greater scope to manage risk in challenging market conditions.

As disruptive as the coronavirus is, we believe it is a short-term issue and not a time to panic. The importance of active management versus passive management is also critical to highlight. Active management allows clients to have opportunistic investment exposure in selective geographic regions, industry sectors, and specific securities. Passive investing, on the other hand, is a more binary decision -- "invest or don't invest in the market." Passive investments in a broad index fund or exchange-traded fund (ETF) provide investors with no input regarding the quality of holdings in the fund.

As the coronavirus spread through multiple U.S. communities in March, Treasury yields declined sharply due to an initial flight to quality from stocks to Treasury bonds. By the third week of March, liquidity began to dry up, and investors went from selling what they wanted to sell to selling whatever they could sell. The flight to quality quickly turned into a flight to cash, with run-on-the-bank like behavior. High-yield bond prices went into a freefall that was exacerbated by massive withdrawals from corporate ETFs. Next to experience pronounced selling pressure were investment-grade bonds, then muni bonds, and even money market securities. By the time the Federal Reserve stepped in with a plan to launch an unprecedented bond-buying program, even gold and Treasury bonds were being sold aggressively, while T-Bill yields turned negative.

There has been a sharp widening of yield spreads over Treasuries for investment-grade corporate bonds. Within this universe, the spread or cost to buy credit default insurance on these bonds had a relatively small widening. Usually, these spreads rise and fall in tandem. The widening gap represents the impact from the need for cash versus fear of default. The spread has since narrowed as the Fed began buying investment-grade corporate bonds, money market securities, agency mortgage bonds, and more.

The list of what the Fed is not buying is shorter than what they are buying, and getting shorter by the day. The only sectors we believe the Fed will not ultimately invest in are high-yield or junk-rated bonds and stocks. As of April 8, 2020, the Fed has purchased more than $1.6 trillion worth of bonds and grown its balance sheet to about $6 trillion. There is currently no hard and fast limit to how far the Fed will go to support the bond market, and it is widely accepted that it will continue to buy as many bonds as needed to meet investors' desire for liquidity.

Corporations are also desperate for cash, and the Fed's success at returning liquidity to the corporate bond market has sparked what is record volumes of corporate borrowing in the public investment-grade bond market. Even though companies are having to pay yields of 1% - 2% more than Treasury yields versus a couple of months ago, absolute yields are still very low. Being able to borrow large sums of money and pay less than 5% interest in these uncertain times is too irresistible to pass up. The floodgates of new deals have sprung open, and while it is difficult to say how much supply of corporate bond debt will be issued, it could be multiples of what would exist during more normal times.

Most sectors in the investment-grade, taxable bond universe are trading better as the flight to cash has subsided. While sustained market stability will only occur with a slowing of the spread of the virus, it's a relief to see some semblance of rationality return to the bond market. However, we still expect downgrades in the leisure and energy sectors, and things will get worse before they get better — even for the companies that survive.

After an extended period of strong returns and record low yields, the usually quiet municipal bond market was disrupted in March by a sudden flight to cash. Selling from municipal ETFs and

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leveraged mutual funds followed, which exacerbated notable spread increases in high-yield municipals and increases in short-term rates. The record surge of attempted sales of high-grade municipals that ensued was not met by a proportionate number of ready buyers. A liquidity shortage of this magnitude has not been seen since the financial crisis in 2008. Fortunately, the high-grade market rebounded sharply after the Federal Reserve declared municipal securities eligible for its vast new bond-buying program. This also followed the passage of $2.1 trillion in emergency relief to state and local governments as well as healthcare systems, transportation providers, businesses, and individual taxpayers. By month-end, these bold measures appeared to have unclogged the temporary imbalance of sell orders.

Even with this unprecedented federal support, the municipal market may undergo further bouts of volatility in the coming weeks as the war against CO-VID-19 takes its course. Some selling re-emerged in early April as the market awaited details of the Fed's steps to buy municipal bonds. The depth and duration of the economic downturn will be a source of uncertainty in weeks ahead. We expect a significant volume of cyclical rating agency downgrades. We anticipate negative headlines over yawning budget gaps and the reduction of tax revenues. Localities with revenues dependent on oil and gas, hospitality, and tourism will be hit hard. Higher education institutions face uncertainties over enrollments and non-profit hospitals will show financial stress due to deferrals of elective treatments in favor of costly adjustments to COVID-19 care. Not all municipal bond issuers will receive enough aid to recoup lost revenues and unexpected costs.

This new credit-intensive environment will present ample opportunities for active investment managers. Our positioning in defensive tax-exempt sectors such as Housing should differentiate our performance. We believe that innate demand for tax-exempt bonds will soon strongly re-emerge due to a preponderance of factors: 1) passing the apex of the growth curve for virus cases and dissipation of the current panic; 2) a gradual re-start of the economy with unprecedented fiscal and monetary stimulus and pent-up demand; 3) clearing of temporary municipal bond supply imbalances by the ramp-up of huge Federal Reserve purchases, if necessary; 4) the sharp reduction in new tax-exempt bond issues causing a scarcity effect, coupled with substantial reinvestment flow from heavy bond redemptions and scheduled paydowns; 5) opportunistic "crossover" buyers taking advantage of extremely attractive municipal bond yields out of sync with alternative investments on a risk-adjusted basis; and 6) the fundamental long-term soundness of the overwhelming majority of state and local credits.

With long-term yields not seen in many months and the Fed likely to be very accommodative for some time, the opportunity set for long-term investors to add attractively-valued, tax-exempt bonds — especially with intermediate and longer duration — has expanded considerably in the past few weeks. We view the current environment as a good buying opportunity to add to taxable and tax-exempt municipal exposure.

Equities

We continue to invest and upgrade portfolios in high-quality, fundamentally-solid, real companies. We want to own enterprises that can survive short-term turmoil. Such companies possess the following characteristics: sales and earnings growth; efficiently-managed with operating margin leverage; strong free cash flow generation; healthy balance sheets; dominant market share positions; and proactive management teams. Our preferred sectors include technology, health technology, health services, communications, and capital goods. These sectors provide a diversified portfolio and a combination of more traditional growth and cyclical growth areas.

Taxable Bonds

We expect supply constraints to begin to impact multiple industries in the coming days and weeks and slow production. In response, we have cut exposure to corporate bonds and closed-end funds even further where appropriate, while also reducing relative positioning in lower-rated securities and industries likely to be disproportionately impacted, as we expect yield spreads to widen further in the coming weeks. We have positioned portfolios with durations longer than the benchmark, where allowed, sensitive to longer maturity bonds concentrated in Treasuries. When we anticipate a recovery in financial markets, we expect to add to credit at that time, with an emphasis on companies that were disproportionately impacted by the virus. We also expect to simultaneously lower portfolio durations at that time, as we do not believe the current absolute lower yields will be sustained once the threat of the virus has diminished.

We had built up some cash and/or Treasury positions in most portfolios earlier in the year and have recently begun investing some of that cash. The more opportunistic and/or risky the strategy we manage, the more cash and Treasuries we had in the portfolios. For example, some portfolios that invest in closed-end funds had as much as 25% in cash and Treasuries. Within closed-end fund strategies, we have been buying shares of some funds at prices 15% to 20% below the value of the funds' underlying holdings. On the other end of the risk spectrum, our Short Duration strategy that invests in high-coupon, government-guaranteed agency mortgages has seen only modest yield spread widening versus Treasuries. We still believe buying mortgages with yields between 2% - 2.5% is attractive considering that the 10-year Treasury yields less than 1%.

Tax-Exempt Bonds

Tax-exempt bonds experienced unprecedented downward movement in prices in the second week of March, This downdraft appeared to be technical in nature, due to redemptions in open-end mutual funds, rather than fundamental in nature. Credit profiles of most municipal bond issuers remain stable and strong. With long-term yields not seen since the spring of 2019 and the Fed likely to be accommodative for some time, the opportunity set for long-term investors to add attractively-valued, tax-exempt bonds — especially with intermediate and longer duration — has expanded considerably in recent days. We view the current environment as a good buying opportunity to add to tax-exempt municipal exposure.



The $2 Trillion CARES Act

Steve Benjamin, CEBS, CRPC

On March 27th, President Trump signed into law the largest economic relief package in U.S. history. The Coronavirus Aid, Relief, and Economic Security ("CARES") Act is an effort to stimulate the economy and provide financial assistance to millions of struggling Americans. It will also provide loans and grants to businesses, reinforce strained state budgets and send additional resources to health care providers. Some of the major provisions are highlighted below.

Payments

Taxpayers who filed a tax return in either 2018 or 2019 are eligible to receive an "Economic Impact Payment" of up to $1,200 (single filers), up to $2,400 (married filing jointly) and up to $500 for each qualifying child in a household under the age of 17. The payments are not taxable.

Tax filers with an adjusted gross income of up to $75,000 for individuals and up to $150,000 for married couples filing jointly will receive the full payment. For taxpayers with income above those amounts, the payment is reduced by $5 for each $100 above the $75,000/$150,000 thresholds. Single filers with income exceeding $99,000 and joint filers with income exceeding $198,000 with no children are not eligible to receive a payment.

On April 1st, the Treasury Department and IRS announced that Social Security beneficiaries who do not typically file a tax return will not need to file an abbreviated tax return to receive payment. Instead, payments will be deposited into their bank accounts automatically.

IRS Commissioner Chuck Reitag wants all Americans to be on guard. "We urge people to take extra care during this period," he said. "The IRS isn't going to call you asking to verify or provide your financial information so you can get an economic impact payment or your refund faster. That also applies to surprise emails that appear to be coming from the IRS. Remember, don't open them or click on attachments or links. Go to www.irs.gov for the most up-to-date information."

RMD Waiver

Because of the stock market's downturn, Required Minimum Distributions (RMDs) are waived for individuals who would normally have had to take their RMD by December 31, 2020 from a corporate retirement plan or IRA. In suspending the RMD obligation, the government is looking to help retirees preserve their nest eggs and not be forced to sell their retirement assets at significantly lower prices.

Unfortunately, if you already took your 2020 RMD, there is no mechanism within the CARES Act that allows for a later rollover of that amount. But hold on – as part of a larger relief package, the IRS announced on April 9th that if you took (or take) an RMD between February 1st and May 15th, you may be able roll that amount over to an IRA if you do so by July 15th. By rolling over the amount of your distribution, you should be able to avoid paying taxes on the withdrawal. But – and this is critical – you must not have received another IRA distribution that you rolled over within the last 12 months. If both of these conditions are met, you should be able to do the rollover. For more information, see www.irs.gov/retirement-plans/ira-one-rollover-per-year-rule. And unfortunately, an RMD (or any distribution) taken from a non-spouse inherited IRA cannot be rolled over.

Distributions

A qualified individual (see definition below) may take a distribution of up to $100,000 from a corporate retirement plan or IRA through the end of the year. Although taxes will be owed, the 10% penalty tax will not apply. By default, the income from the distribution will be spread out over the next three tax years, unless the taxpayer voluntarily chooses to include all of the income in 2020. Unlike most distributions, the qualified individual may repay the amount, or part of the amount, back to the corporate retirement plan or IRA within three years.

401(k) Loans

Loan rules of 401(k) plans are expanded through September 23rd. A qualified individual may take a loan of up to $100,000 or 100% of their account value (vs. $50,000 and 50% normally). In addition, those with loans – either new or existing – can postpone making payments until next year.

The Future

All this relief in the short term, however, may come with a long-term cost. Steve Parrish, Co-Director of the Center for Retirement Income at the American College of Financial Services, said, "While this offers useful relief, the concern is that 401(k)s are becoming the Swiss cheese of retirement accounts. Every time the government gives a new way to access pre-retirement money from a 401(k), the plan starts looking more and more like a savings account, inevitably leading to holes in many people's retirement capital." Regardless of one's situation, an individual should carefully weigh the need to tap their retirement assets vs. the loss of tax-deferred growth from the withdrawn funds.

It remains to be seen, however, how many people will actually dip into their retirement accounts. In the aftermath of the 2008 financial crisis, the Investment Company Institute (ICI) reported that few people tapped their retirement funds to hold them over during the recession. The ICI found that just 3.7% of 401(k) participants took a withdrawal during the first 10 months of 2008 and only 2.6% did so in the first 9 months of 2009.

Nevertheless, concerns linger about how well Americans are preparing for retirement. In 2019, the Employee Benefit Research Institute (EBRI) reported that almost half of all workers had less than $50,000 saved for retirement. In addition, EBRI found that 60% of workers reported that their debt level is at least a minor problem and 70% of workers said the amount of their debt hinders their ability to save for emergencies and retirement.

Who Qualifies?

To qualify for increased 401(k) plan loan amounts and Coronavirus distributions, you must have been diagnosed with Coronavirus, or have a spouse or dependent with the virus. You may also qualify if, due to the virus, you have experienced adverse financial consequences as a result of being quarantined, furloughed or laid off, have had your work hours reduced as an employee or business owner, or are unable to work due to lack of child care. You may also qualify based on other factors as determined by the Secretary of the Treasury.

Sit Dividend Growth Fund

As of March 31, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns					30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class I Shares	-20.38	-8.05	3.10	4.86	9.25	8.22	2.16
S&P 500® Index	-19.60	-6.98	5.10	6.73	10.53	7.51	
Class S Shares	-20.48	-8.33	2.83	4.59	8.97	7.37	1.90
S&P 500 Index	-19.60	-6.98	5.10	6.73	10.53	7.28	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	5.9	Home Depot, Inc.	2.2
Apple, Inc.	4.3	PepsiCo, Inc.	2.2
Johnson & Johnson	3.0	Merck & Co., Inc.	2.1
Verizon Communications, Inc.	2.8	Medtronic, PLC	2.0
Broadcom, Inc.	2.2	Applied Materials, Inc.	1.9
		Total	28.7

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.3
Finance	13.6
Electronic Technology	13.4
Technology Services	9.6
Consumer Non-Durables	9.0
Producer Manufacturing	7.6
Retail Trade	6.0
Utilities	4.4
Sectors Less Than 4.4%	20.1
Cash and Other Net Assets	1.0

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$159.1
S Share Assets (Millions):	$25.7
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$216.6
Median Market Cap (Billions):	$58.6

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 29 years
 Kent L. Johnson, CFA, 31 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500**® **Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of March 31, 2020

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Kent L. Johnson, CFA, 31 years
Robert W. Sit, CFA, 28 years
Michael T. Manns, 33 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**-24.58**	**-15.33**	**-4.29**	**0.38**	**1.94**
Class S Shares	**-24.60**	**-15.55**	**-4.53**	**0.12**	**1.69**
Russell 2000® Index	-30.61	-23.99	-4.64	-0.25	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Monolithic Power Systems, Inc.	3.3
MKS Instruments, Inc.	2.9
Strategic Education, Inc.	2.5
Chegg, Inc.	2.4
Scotts Miracle-Gro Co.	2.4

Company Name	% of Net Assets
Cabot Microelectronics Corp.	2.4
Encompass Health Corp.	2.1
QTS Realty Trust, Inc.	1.9
Axis Capital Holdings, Ltd.	1.9
Hubbell, Inc.	1.8
Total	23.5

PORTFOLIO SECTOR ALLOCATION (%)

Finance	24.7
Producer Manufacturing	11.5
Consumer Services	9.7
Electronic Technology	9.7
Commercial Services	5.3
Health Technology	4.5
Process Industries	4.0
Technology Services	4.0
Sectors Less Than 4.0%	19.5
Cash and Other Net Assets	7.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$9.8
S Share Assets (Millions):	$3.2
Number of Holdings:	83
Wtd. Avg. Market Cap (Billions):	$3.7
Median Market Cap (Billions):	$2.8

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

6

Sit Global Dividend Growth Fund

As of March 31, 2020

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class I Shares	**-19.26**	**-7.64**	**2.03**	**2.56**	**5.70**	**6.77**	**1.64**
Class S Shares	**-19.33**	**-7.88**	**1.78**	**2.30**	**5.43**	**6.50**	**1.38**
MSCI World Index	-21.05	-10.39	1.92	3.25	6.57	6.13	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.1
Technology Services	13.8
Health Technology	12.9
Producer Manufacturing	10.7
Consumer Non-Durables	10.3
Electronic Technology	9.6
Consumer Services	4.8
Process Industries	4.0
Sectors Less Than 4.0%	16.3
Cash and Other Net Assets	2.5

PORTFOLIO COUNTRY ALLOCATION (%)

United States	58.9
United Kingdom	10.5
Switzerland	8.5
Germany	4.3
Ireland	3.1
Spain	2.9
Australia	2.5
Japan	2.5
5 Countries Less Than 2.5%	4.3
Cash and Other Assets	2.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	6.5
Apple, Inc.	3.4
Johnson & Johnson	3.1
Nestle SA	2.6
PepsiCo, Inc.	2.3
AstraZeneca, PLC, ADR	2.3
Verizon Communications, Inc.	2.3
JPMorgan Chase & Co.	2.2
Abbott Laboratories	2.2
Starbucks Corp.	2.2
Total	17.9

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$26.7
S Share Assets (Millions):	$2.9
Number of Holdings:	67
Wtd. Avg. Market Cap (Billions):	$207.8
Median Market Cap (Billions):	$49.0

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 29 years
Kent L. Johnson, CFA, 31 years
Raymond E. Sit, 27 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of March 31, 2020

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 29 years
Bryce A. Doty, CFA, 29 years
Ronald D. Sit, CFA, 35 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**-9.97**	**-0.24**	**5.74**	**5.44**	**7.43**	**6.74**
S&P 500® Index	-19.60	-6.98	5.10	6.73	10.53	8.85
Bloomberg Barclays Aggregate Bond Index	3.15	8.93	4.82	3.36	3.88	5.30

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Microsoft Corp.	3.4
Apple, Inc.	3.1
Amazon.com, Inc.	2.8
Alphabet, Inc.	2.6
Visa, Inc.	2.2

Bonds

Company Name	% of Net Assets
Hartford HealthCare Corp., 3.45%, 7/1/54	0.7
U.S. Treasury Bond, 2.00%, 2/15/50	0.7
MN Hsg. Fin. Agy., 2.31%, 1/1/27	0.7
JP Morgan Mortgage Tr., 3.50%, 7/25/50	0.6
Towd Point Mortgage Tr., 2.18%, 2/25/60	0.6

PORTFOLIO ALLOCATION (%)

Stocks	58.6
Bonds	34.9
Cash and Other Net Assets	6.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$34.2
Number of Holdings:	227

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

8

Sit ESG Growth Fund

As of March 31, 2020

FUND PERFORMANCE (%)

	3 Month	Annualized Returns		
		1 Year	3 Year	Since Inception
Class I Shares	**-17.97**	**-5.96**	**4.08**	**5.26**
Class S Shares	**-17.98**	**-6.17**	**3.84**	**5.01**
MSCI World Index	-21.05	-10.39	1.92	5.05

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	5.6	Nestle SA, ADR	2.6
Apple, Inc.	3.6	Alphabet, Inc.	2.6
Iberdrola SA, ADR	2.8	Visa, Inc.	2.5
Allianz SE, ADR	2.7	Facebook, Inc.	2.5
Novartis AG, ADR	2.7	Verizon Communications, Inc.	2.5
		Total	30.2

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	18.4
Health Technology	15.2
Consumer Non-Durables	11.5
Finance	9.2
Electronic Technology	8.0
Producer Manufacturing	7.9
Consumer Services	6.2
Retail Trade	3.7
Sectors Less Than 3.5%	15.4
Cash and Other Net Assets	4.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$3.0
S Share Assets (Millions):	$2.6
Number of Holdings:	55
Wtd. Avg. Market Cap (Billions):	$228.9
Median Market Cap (Billions):	$60.7

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 29 years
  David A. Brown, 25 years
  Kent L. Johnson, CFA, 31 years
  Michael T. Manns, 33 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of March 31, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 29 years
  Ronald D. Sit, CFA, 35 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	-14.81	-1.19	8.89	8.23	10.24	9.84
Russell 1000® Growth Index	-14.10	0.91	11.32	10.36	12.97	11.09

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	9.3	Facebook, Inc.	3.5
Apple, Inc.	8.6	UnitedHealth Group, Inc.	2.9
Amazon.com, Inc.	6.1	Adobe, Inc.	2.7
Alphabet, Inc.	6.0	salesforce.com, Inc.	2.7
Visa, Inc.	3.7	Accenture, PLC	1.8
		Total	47.5

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	33.3
Electronic Technology	16.1
Retail Trade	8.9
Health Technology	7.7
Consumer Services	6.8
Producer Manufacturing	5.7
Consumer Non-Durables	5.4
Finance	3.9
Sectors Less Than 3.9%	10.8
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$101.4
Number of Holdings:	61
Wtd. Avg. Market Cap (Billions):	380.5
Median Market Cap (Billions):	77.8

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

10

Sit Mid Cap Growth Fund

As of March 31, 2020

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | |
		1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**-17.73**	**-8.98**	**2.67**	**2.48**	**8.13**	**10.78**
Russell Midcap® Growth Index	-20.04	-9.45	6.53	5.61	10.89	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and admInIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
DexCom, Inc.	3.3	Atlassian Corp., PLC	2.3
TJX Cos., Inc.	2.7	Waste Connections, Inc.	2.2
Arista Networks, Inc.	2.6	Thermo Fisher Scientific, Inc.	2.2
Teladoc Health, Inc.	2.4	Scotts Miracle-Gro Co.	2.0
Booz Allen Hamilton Holding Corp.	2.4	Autodesk, Inc.	2.0
		Total	24.1

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	19.1
Electronic Technology	15.1
Health Technology	14.1
Producer Manufacturing	8.9
Finance	8.4
Consumer Services	6.4
Retail Trade	4.0
Industrial Services	3.8
Sectors Less Than 3.8%	18.5
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$138.2
Number of Holdings:	77
Wtd. Avg. Market Cap (Billions):	$19.5
Median Market Cap (Billions):	$9.9

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large			
Mid			■
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 29 years
  Kent L. Johnson, CFA, 31 years
  Robert W. Sit, CFA, 28 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

11

Sit Small Cap Growth Fund

As of March 31, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large			
Mid			■
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 29 years
  Kent L. Johnson, CFA, 31 years
  Robert W. Sit, CFA, 28 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	-20.43	-12.74	0.58	0.14	7.07	8.93
Russell 2000® Growth Index	-25.76	-18.58	0.10	1.70	8.89	6.98

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Teladoc Health, Inc.	2.9	Arista Networks, Inc.	2.0
Waste Connections, Inc.	2.3	Advanced Disposal Services, Inc.	2.0
Scotts Miracle-Gro Co.	2.2	Paycom Software, Inc.	1.9
Monolithic Power Systems, Inc.	2.2	Trex Co., Inc.	1.9
Chegg, Inc.	2.1	iRhythm Technologies, Inc.	1.8
		Total	21.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	17.2
Health Technology	14.5
Producer Manufacturing	10.0
Electronic Technology	9.9
Consumer Services	8.5
Industrial Services	6.7
Finance	5.5
Commercial Services	4.8
Sectors Less Than 4.8%	20.4
Cash and Other Net Assets	2.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$78.8
Number of Holdings:	83
Wtd. Avg. Market Cap (Billions):	$6.4
Median Market Cap (Billions):	$4.4

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

12

Sit International Growth Fund

As of March 31, 2020

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**-19.65**	**-10.38**	**-0.90**	**-0.59**	**2.33**	**3.26**
MSCI EAFE Index	-22.83	-14.38	-1.82	-0.62	2.72	4.41

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.7
Finance	14.9
Consumer Non-Durables	12.0
Technology Services	11.8
Producer Manufacturing	10.4
Electronic Technology	9.4
Utilities	3.3
Consumer Durables	3.1
Sectors Less Than 3.0%	17.5
Cash and Other Net Assets	3.1

PORTFOLIO COUNTRY ALLOCATION (%)

Switzerland	16.7
United Kingdom	15.8
China/Hong Kong	11.8
Japan	10.1
France	8.1
Germany	5.3
Spain	4.7
Australia	4.5
10 Countries Less Than 4.5%	21.1
Cash and Other Assets	1.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.5
Alibaba Group Holding, Ltd., ADR	2.4
London Stock Exchange Group, PLC	2.4
Iberdrola SA	2.3
Terumo Corp.	2.3
Tencent Holdings, Ltd.	2.3
ASML Holding NV	2.3
Lonza Group AG	2.3
Roche Holding AG	2.2
Schneider Electric SE	2.2
Total	24.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$19.3
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$79.8
Median Market Cap (Billions):	$29.4

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 29 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

13

Sit Developing Markets Growth Fund

As of March 31, 2020

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 29 years
Raymond E. Sit, 27 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-20.87**	**-15.60**	**0.06**	**-0.12**	**-0.45**	**3.25**
MSCI Emerging Markets Index	-23.87	-19.80	-3.97	-2.73	-1.73	2.24

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.1
Electronic Technology	16.8
Technology Services	13.4
Retail Trade	10.6
Consumer Services	8.6
Consumer Non-Durables	4.9
Health Technology	4.7
Investment Companies	3.2
Sectors Less Than 3.0%	14.1
Cash and Other Net Assets	3.6

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	46.9
South Korea	10.1
Taiwan	6.7
South Africa	5.9
India	5.6
Israel	3.1
Singapore	3.1
United States	2.5
8 Countries Less Than 2.5%	12.5
Cash and Other Assets	3.6

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Tencent Holdings, Ltd.	6.7
Alibaba Group Holding, Ltd., ADR	6.6
Samsung Electronics Co., Ltd.	5.7
TAL Education Group, ADR	5.6
Taiwan Semiconductor Co.	4.0
China Construction Bank Corp.	3.5
iShares MSCI India ETF	3.2
NICE Systems, Ltd., ADR	3.1
CSPC Pharmaceutical Group, Ltd.	2.8
ENN Energy Holdings, Ltd.	2.5
Total	43.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$8.4
Number of Holdings:	49
Wtd. Avg. Market Cap (Billions):	$118.8
Median Market Cap (Billions):	$13.7

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

14

Sit U.S. Government Securities Fund

As of March 31, 2020

FUND PERFORMANCE (%)

	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
		Annualized Returns					
Class S Shares	**3.13**	**5.25**	**3.09**	**2.18**	**2.07**	**5.20**	**2.55**
Bloomberg Barclays Intermediate Government Index	5.18	8.93	4.12	2.77	2.79	5.46	
Class Y Shares	**3.20**	**—**	**—**	**—**	**—**	**3.20**	**2.81**
Bloomberg Barclays Intermediate Government Index	5.18	—	—	—	—	5.18	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	56.8
FNMA Pass-Through	16.4
GNMA Pass-Through	11.2
FHLMC Pass-Through	6.1
U.S. Treasury/Federal Agy.	2.7
Asset-Backed	2.0
SBA Pass-Through	0.6
Cash & Other Net Assets	4.2

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$405.0
Y Share Assets (Millions):	$13.1
Average Maturity:	17.6 Years
Effective Duration:	3.0 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Bryce A. Doty, CFA, 29 years
Mark H. Book, CFA, 33 years

FUND DETAILS

Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

15

Sit Quality Income Fund

As of March 31, 2020

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

	Duration		
Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Bryce A. Doty, CFA, 29 years
  Mark H. Book, CFA, 33 years
  Christopher M. Rasmussen, CFA, 19 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	Since Inception	
Quality Income	**0.06**	**2.04**	**1.66**	**1.16**	**0.96**	**1.21**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	1.69	4.53	2.58	1.90	1.58	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	34.9
Corporate Bonds	17.0
Taxable Municipal	11.3
Mortgage Pass-Through (Agy.)	11.1
Asset-Backed (non-agency)	9.0
CMO (non-agency)	8.6
Taxable Municipal (Agy-Backed)	1.7
Cash & Other Net Assets	6.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$90.3
Average Maturity:	10.0 Years
Effective Duration:	1.7 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of March 31, 2020

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**-2.35**	**1.66**	**3.76**	**3.28**	**4.68**	**5.07**
Bloomberg Barclays 5-Year Muni Index	-1.04	2.19	2.41	2.08	2.76	4.83

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	2.00

Tax-Equivalent 30-Day Yields	
38.8% Tax Rate	3.27
40.8% Tax Rate	3.38

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	23.6
Multi Family Mortgage	22.2
Other Revenue	11.9
Insured	8.7
Education/Student Loan	8.6
General Obligation	6.6
Hospital / Health Care	4.4
Investment Companies	4.4
Sectors Less Than 2.0%	6.5
Cash and Other Net Assets	3.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$313.3
Average Maturity:	19.2 Years
Duration to Estimated Avg. Life:	6.0 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Paul J. Jungquist, CFA, 26 years
Todd S. Emerson, CFA, 25 years
Kevin P. O'Brien, CFA, 17 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

17

Sit Minnesota Tax-Free Income Fund

As of March 31, 2020

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration

	Short	Interm	Long
High			
Mid		■	
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Paul J. Jungquist, CFA, 26 years
  Todd S. Emerson, CFA, 25 years
  Kevin P. O'Brien, CFA, 17 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-2.43**	**1.46**	**3.22**	**2.66**	**4.02**	**4.54**
Bloomberg Barclays 5-Year Muni Bond Index	-1.04	2.19	2.41	2.08	2.76	4.14

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.39	44.83% Tax Rate	4.65
		46.63% Tax Rate	4.84

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.6
Single Family Mortgage	18.2
Hospital / Health Care	15.5
Education/Student Loan	14.9
General Obligation	11.1
Municipal Lease	5.2
Other Revenue	3.9
Escrow to Maturity/Pre-Refund	2.2
Sectors Less Than 2.2%	7.5
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$642.0
Average Maturity:	17.1 Years
Duration to Estimated Avg. Life:	5.6 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

18

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Municipals Under Pressure • Move Money Faster • Service Continues in Challenging Times • Investment Outlook and Strategy Summary • The $2 Trillion CARES Act • Sit Mutual Funds First Quarter 2020 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.